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                            February 16, 2023

       Li Peng Leck
       Executive Chairwoman and Executive Director
       Davis Commodities Limited
       10 Bukit Batok Crescent
       #10-01, The Spire
       Singapore 658079

                                                        Re: Davis Commodities
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
3, 2023
                                                            CIK No. 0001949478

       Dear Li Peng Leck:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 3, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 45

   1. We note the revisions in response to prior comment 11. Please further expand your discussion to more
specifically describe the extent to which changes in results of operations are
attributable to changes in prices or changes in the volume or amount of products being sold.
For example, you disclose total revenue increased by approximately
                                                        US$62.6 million, or
47.6%, from approximately US$131.6 million in FY2020 to
                                                        approximately US$194.2
million in FY2021. Your disclosure should discuss the amount
 Li Peng Leck
Davis Commodities Limited
February 16, 2023
Page 2

      of the change attributable to changes in prices of your commodities and the amount attributable to changes in amount of products being sold.
Liquidity and Capital Resource, page 54

2. We note you disclose in this section that the funds raised in this initial public offering will be used for "(b) repayment of certain bank borrowings with the incurred interest expense."
      However, in the Use of Proceeds section you do not disclose repayment of borrowings. Please clarify this discrepancy. In addition, if any of the indebtedness was
      incurred within the last year, describe the use of the proceeds of such indebtedness. Refer to Item 3.C.3 of Form 20-F, incorporated by Item 4.a of Form F-1. Business, page 76

3. We note your response to comment 21 and reissue in part. We note that Customer A, disclosed on pages F-48, has been responsible for 10% of your revenue for over a year. In this section, please disclose the identity of Customer A.
Compensation of Directors and Executive Officers, page 112

4. Please update this disclosure for the fiscal year ended December 31, 2022. Refer to Item
      6.B of Form 20-F, incorporated by Item 4.a of Form F-1.
General

5. We note the disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.
       You may contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameLi Peng Leck
                                                             Division of
Corporation Finance
Comapany NameDavis Commodities Limited
                                                             Office of Trade &
Services
February 16, 2023 Page 2
cc:       Ying Li
FirstName LastName